Exhibit 10.2

II-VI

Incorporated

II-VI INCORPORATED, 375 Saxonburg Boulevard, Saxonburg, PA 16056

General Offices: 724-352-4455            Sales: 724-352-1504            FAX: 724-352-4980            Telex: 469864

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AGREEMENT (“Agreement”) made and entered into this 19th day of September, 2008.

BY AND BETWEEN

II-VI INCORPORATED, a Pennsylvania corporation, having a principal place of business at 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056 hereinafter referred to as the “Employer”,

AND

VINCENT D. MATTERA, JR. of 601 Applehill Court, Gibsonia, Pennsylvania 15044, hereinafter referred to as the “Employee”.

WHEREAS, Employer currently employs the Employee as its Vice-President - Compound Semiconductor Group;

WHEREAS, the parties entered into an Employment Agreement on January 23, 2004 (“Employment Agreement”); and

WHEREAS, the parties would like to amend and restate the Employment Agreement in its entirety;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and intending to be legally bound hereby, the parties hereto agree to the following:

1. Employer shall employ the Employee as Vice President - Compound Semiconductor Group to perform such duties as may be determined and assigned to him by the President of Employer. This Agreement shall remain in effect until terminated in accordance with Section 9.

2. In consideration of the services to be performed by the Employee, the Employer agrees to pay to the Employee (a) a salary of $208,500 per annum (“Annual Base Salary”) in equal installments at the regularly scheduled pay dates of the Employer and (b) such cash or stock bonus amounts, if any, payable to employee pursuant to cash or stock bonus plans established or maintained by Employer from time to time in its discretion including, without limitation, Employer’s Discretionary Bonus Plan and Sitewide Bonus Incentive Plan. Employer also agrees to provide the Employee with fringe benefits and all other benefits from time to time provided to similarly situated executive employees including, without limitation participation in Employer’s omnibus incentive plan and other bonus plans including, without limitation, Employer’s Discretionary Bonus Plan and Sitewide Bonus Incentive Plan.

3. Employee covenants and agrees to devote all of his business time and efforts to the faithful performance of the duties assigned to him from time to time by the Employer, except to the extent that outside time and effort is approved by the Employer. The Employer and Employee acknowledge that from time to time, Employee may either desire or be asked by Employer to engage in business activities or perform business services for the benefit of third parties such as, serving as an outside director or consultant for another company. In each case, Employee’s involvement in such business activities or services shall be subject to the mutual agreement and approval of both the Employer and Employee.

4. The Employee, during the term of his employment with Employer, has and will continue to have access to and become familiar with various trade or business secrets, including but not limited to drawings, processes, technical information and data, scientific data, business methods, forms and contracts, as well as compilations of information, records and specifications, customer lists and marketing and sales data, which are owned by Employer or its customers (“Information”). During the term of this Agreement and at all times after termination of this Agreement, unless authorized in writing by Employer, Employee will not use the Information for Employee’s or any third party’s benefit or advantage or disclose the Information or cause it to be disclosed, or permit disclosure of it to any third party, or use the Information in any way which would be detrimental to the Employer. Employee will not be liable to the Employer for the disclosure of Information:

(a) which was known to the Employee on a non-confidential basis prior to the Employee’s employment with Employer and Employee’s prior knowledge or Information is established by written documents in Employee’s files which predate the execution of this Agreement; or

(b) which is received rightfully by Employee on a non-confidential basis; or

(c) which is required to be disclosed by employee to comply with applicable laws or regulations or pursuant to a court or administrative order; or

(d) which is or becomes within the public domain through no act of the Employee; or

(e) which is approved for release by the Employer.

In any judicial proceeding or a competent and appropriate jurisdiction, it will be presumed that the Information constitutes protectable trade secrets and Employee will bear the burden of proving that any Information is publicly or rightfully known by Employee. All Information and equipment relating to the business of Employer shall not be removed from the premises of Employer under any circumstances whatsoever without the prior written consent of Employer.

5. Any and all developments, discoveries, inventions, enhancements, modifications and improvements, (“Inventions”) created or developed by Employee alone or with others during the term of his or her employment, whether or not during working hours and whether on the Employer’s premises or elsewhere, will be the sole and exclusive property of Employer if the Invention is:

(a) within the scope of Employee’s duties assigned or implied in accordance with his or her position; or

(b) a product, service, or other item which would be in competition with the products or services offered by Employer or which is related to Employer’s products or services, whether presently existing, under development, or under active consideration; or

(c) in whole or in part, the result of Employee’s use of Employer’s resources, including without limitation personnel, computers, equipment, facilities or otherwise.

Employee will disclose promptly to Employer any and all Inventions and will reduce such disclosure to a detailed writing upon request by Employer. During the term of Employee’s employment with Employer and after termination of such employment, if Employer should then so request, Employee agrees to assign and does hereby assign to Employer all rights in the Inventions. Employee agrees to execute and deliver to Employer any instruments Employer deems necessary to vest in Employer the sole title to and all exclusive rights in the Inventions. Employee agrees to execute and deliver to Employer all proper papers for use in applying for, obtaining, maintaining, amending and enforcing any legal protections as the Employer may desire. Employee further agrees to assist fully the Employer or its nominees in the preparation and prosecution of any litigation connected with the Inventions. Employee’s obligations and covenants in this Section will be binding upon Employee’s heirs, legal representatives, successors and assigns. Employee represents that he is not the owner of any patents. Any patent, patent pending, copyright, trademark, trade name, invention, writing, drawing and the like which has been previously made by or conceived by Employee or which occurred under his management in connection with his prior employment is believed to be the property of the prior employer and/or its assigns and is not owned by Employee.

6. The Employee covenants and agrees that at no time during the term of his employment hereunder, or for a period of one (1) year immediately following the termination of his employment for any reason will he, for himself, or on behalf of any other person, persons, firm, partnership, corporation, or company, call upon any customer of Employer for the purpose of soliciting, selling, or both, to any of said customers, any services or products that are the same or similar to those provided and/or produced by Employer; nor will Employee, in any way directly or indirectly, for himself or on behalf of or in conjunction with any Competitor, solicit, divert, or take away any such customers of Employer during the term of his employment or for one (1) year immediately following the termination of this Agreement. For purposes of this Agreement, “Employer” shall also include any corporations which are part of a controlled group of corporations which includes II-VI Incorporated.

7. The Employee covenants and agrees that upon the termination of his employment for any reason the Employee will not enter into or engage generally in direct or indirect competition with II-VI Incorporated or its wholly-owned subsidiaries within the Restricted Territory whether as an individual, or as a partner or joint venturer, or as an employee or agent for any Competitor, or as a five percent (5%) or more investor, officer, director, shareholder or otherwise of a Competitor, for a period of one (1) year after the date of termination of his employment hereunder. For purposes of this Agreement, (i) a “Competitor” shall mean any corporation, partnership, sole proprietorship or other entity who sells, manufactures, produces or modifies a product or products similar to, or the same as those sold, manufactured, produced or modified by Employer (“Employer Products”) and (ii) “Restricted Territory” means anywhere in the world where Employer’s Products are marketed or sold. This covenant on the part of the Employee shall be construed as an agreement independent of any other provision of this Agreement; and the existence of any claim or cause of action of the Employee against Employer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Employer of this covenant.

8. The Employee covenants and agrees that at no time during the term of his employment or for a period of one (1) year immediately following the termination of his employment for any reason, will he, for himself, or on behalf of any other person, persons, firm, partnership, corporation, or company hire any person who is employed by the Employer or has been employed by the Employer within one (1) year of such termination date.

9. The employment relationship of the parties hereto may be terminated by either party upon thirty (30) days written notice to the other party at any time, with or without cause. The Employer shall continue the payment of wages and benefits through such period although the parties hereto agree that the Employer may request the Employee to stop performing any duties on behalf of the Employer. In any event, the Employee shall remain an employee of the Employer through the end of such thirty (30) day period.

10. (a) Termination Without Cause. If, other than in connection with a change of control, the employment of the Employee is terminated by Employer without Cause, the Employer agrees to pay the Employee severance pay in an amount equal to nine/twelfth’s (9/12) of Employee’s Annual Base Salary which the Employee is receiving at the time of termination. The severance pay will be paid to the Employee no later than sixty (60) days after the date of termination. The severance pay will not be considered compensation for the purpose of any other fringe benefit program of the Employer. No bonus or any other fringe benefits will be due the Employee except for his accrued vacation. To the extent the Employee elects to continue health insurance coverage under COBRA, the Company will pay the premiums for such coverage for a period of up to nine (9) months under the terms specified in Section 10(b)(1) below.

(b) Termination after Change in Control. If the Employer terminates the Employee’s employment without Cause or the Employee terminates the Employee’s employment for Good Reason, and such termination is coincident with or within an eighteen (18) month period following the occurrence of a Change in Control, the Employer shall pay Employee severance pay in an amount equal to 2.99 multiplied by the Employee’s Average Annual Income. For purposes of this subparagraph “Average Annual Income” shall be calculated as the sum of the Employee’s Annual Base Salary and Annual Cash Bonus for the preceding five (5) fiscal years of the Employer divided by five (5). The severance pay will be paid to the Employee within the period specified in Section 10(b)(3) below after the expiration of any applicable revocation periods set forth in the Release. This severance payment will not be considered compensation for the purpose of any other fringe benefit plan of the Employer.

(1) To the extent permitted by applicable law and the Employer’s benefit plans, the Employer shall maintain the Employee’s paid coverage for health insurance through the payment of the Employee’s COBRA premiums until the earlier to occur of: (a) the date the Employee is provided by another employer benefits substantially comparable to the health insurance benefits provided by the Employer (which the Employee must provide prompt notice with respect thereto to the Employer), or (b) the expiration of the COBRA Continuation Period. During the applicable period of coverage described in the foregoing sentence, the Employee shall be entitled to benefits on substantially the same basis as would have otherwise been provided had the Employee not been terminated and the Employer will have no obligation to pay any benefits to or premiums on behalf of the Employee after such period ends. To the extent that such benefits are available under the Employer’s benefit plans and the Employee had such coverage immediately prior to termination of employment, such continuation of benefits for the Employee shall also cover the Employee’s dependents for so long as the Employee is receiving such benefits under this Section 10(b)(1). The COBRA Continuation Period for health insurance under this Section 10(b)(1) shall be deemed to run concurrent with the continuation period federally mandated by COBRA (generally 18 months), or any other legally mandated and applicable federal, state, or local coverage period for benefits provided to terminated employees under the health care plan(s).

(2) A lump sum cash payment of Twenty Thousand ($20,000.00) Dollars in order to cover the cost of post-termination benefit coverage and expenses associated with seeking another employment position.

(3) All payments to be made pursuant to this Section 10(b) shall be made, in lump sum, no later than sixty (60) days after the date of termination; provided, however, that all benefits due under Section 10(b)(1) shall be provided as specified thereunder.

(c) Reduction of Severance Payments. Notwithstanding anything to the contrary contained in Section 10(b) above, in the event the Employer determines that part or all of the consideration, compensation or benefits to be paid to the Employee under this Agreement constitute “parachute payments” under Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the “IRC”), then, if the aggregate present value of such parachute payments, together with the aggregate present value of any consideration, compensation or benefits to be paid to the Employee under any other plan, arrangement or agreement which constitute “parachute payments” (collectively, the “Parachute Amount”) exceeds 2.99 times the Employee’s “base amount”, as defined in Section 280G(b)(3) of the IRC (the “Employee’s Base Amount”), the amounts payable hereunder constituting “parachute payments” which would otherwise be payable to or for the benefit of the Employee shall be reduced to the extent necessary so that the Parachute Amount is equal to 2.99 times the Employee’s Base Amount.

(d) Conditions to Receipt of Severance Benefits/Repayment of Severance Benefits.

(1) As a condition to receiving any severance benefits to which the Employee may otherwise be entitled under Sections 10(a) and 10(b) of this Agreement (the “Severance Benefits”), the Employee shall execute, deliver and not revoke a release and waiver (the “Release”), in a form provided by the Employee, of any claims, whether arising under Federal, state or local statute, common law or otherwise, against the Employer and its subsidiaries. Unless otherwise required by applicable law, the release must be executed by the Employee within thirty (30) days of the date of termination. If the Employee fails or otherwise refuses to execute a Release within the time specified herein, or revokes the Release, the Employee will not be entitled to any such Severance Benefits and the Employer shall have no further obligations with respect to the payment of the Severance Benefits. In addition, if following a termination of employment that gives the Employee a right to the payment of Severance Benefits, the Employee engages in any activities that would have violated any of the covenants in Sections 4, 5, 6, 7 and 8 of this Agreement, the Employee shall have no further right or claim to any Severance Benefits from and after the date on which the Employee engages in such activities and the Employer shall have no further obligations with respect to the payment of the Severance Benefits.

(2) If Employee violates any of the Employee’s obligations set forth in Sections 4, 5, 6, 7 and 8 of this Agreement, the Employer after becoming aware of such violation may provide written notice of awareness of such violation or breach to the Employee and request repayment of Severance Benefits. The Employee agrees that, in the event of a such a violation, within thirty (30) days after the date the Employer provides notice to the Employee, the Employee shall pay to the Employer, in a form acceptable to the Employer, a dollar amount equal to any Severance Benefits paid to or on behalf of the Employee pursuant to this Agreement. In addition, the parties agree during such thirty (30) day period to use their best efforts to meet to resolve the issues. The Employee agrees that failure to make such timely payment to the Employer constitutes an independent and material breach of the terms and conditions of this Agreement, for which the Employer may seek recovery of the unpaid amount as liquidated damages, in addition to all other rights and remedies the Employer may have resulting from the Employee’s breach of the obligations set forth in Sections 4, 5, 6, 7 and 8 of this Agreement. The Employee agrees that timely payment to the Employer as set forth in this Section 10(d)(2) is reasonable and necessary because the compensatory damages that will result from breaches of Sections 4, 5, 6, 7 and 8 of this Agreement cannot readily be ascertained. Further, the Employee agrees that timely payment to the Employer as set forth in this Section 10(d)(2) is not a penalty, and it does not preclude the Employer from seeking all other remedies that may be available to the Employer.

(e) Section 409A/Termination of Employment. The provisions of this Agreement will be administered, interpreted and construed in a manner intended to comply with Section 409A of the Internal Revenue Code (“Section 409A”), the regulations issued thereunder or any exception thereto (or disregarded to the extent such provision cannot be so administered, interpreted, or construed).

(1) For purposes of the Agreement, the Employee shall be considered to have experienced a termination of employment only if the Employee has terminated employment with the Employer and all of its controlled group members within the meaning of Section 409A of the Code. For purposes hereof, the determination of controlled group members shall be made pursuant to the provisions of Section 414(b) and 414(c) of the Code; provided that the language “at least 50 percent” shall be used instead of “at least 80 percent” in each place it appears in Section 1563(a)(1),(2) and (3) of the Code and Treas. Reg. § 1.414(c)-2; provided, further, where legitimate business reasons exist (within the meaning of Treas. Reg. § 1.409A-1(h)(3)), the language “at least 20 percent” shall be used instead of “at least 80 percent” in each place it appears. Whether the Employee has terminated employment will be determined based on all of the facts and circumstances and in accordance with the guidance issued under Section 409A of the Code.

(2) For purposes of Section 409A, each severance benefit payment shall be treated as a separate payment. Each payment under this Agreement is intended to be excepted from Section 409A to the maximum extent provided under Section 409A as follows: (i) each payment that is scheduled to be made following the Employee’s termination date and within the applicable 2 1/2 month period specified in Treas. Reg. § 1.409A-1(b)(4) is intended to be excepted under the short-term deferral exception as specified in Treas. Reg. § 1.409A-1(b)(4); (ii) post-termination medical benefits are intended to be excepted under the medical benefits exception as specified in Treas. Reg. § 1.409A-1(b)(9)(v)(B), and (iii) each payment that is not otherwise excepted under the short-term deferral exception or medical benefits exception is intended to be excepted under the involuntary pay exception as specified in Treas. Reg. § 1.409A-1(b)(9)(iii). The Employee shall have no right to designate the date of any payment under this Agreement.

(3) With respect to payments subject to Section 409A of the Code (and not excepted therefrom), if any, it is intended that each payment is paid on permissible distribution event and at a specified time consistent with Section 409A of the Code. Notwithstanding any provision of this Agreement to the contrary, to the extent that a payment hereunder is subject to Section 409A of the Code (and not excepted therefrom) and payable on account or a termination of employment, such payment shall be delayed for a period of six months after the date of termination (or, if earlier, the death of the Employee) if the Employee is a “specified employee” (as defined in Section 409A of the Code and determined in accordance with the procedures established by the Employer). Any payment that would otherwise have been due or owing during such six-month period will be paid immediately following the end of the six-month period in the month following the month containing the six (6) month anniversary of the date of termination.

(f) Definitions. For purposes of this Agreement, the following definitions shall have the following meanings:

(1) “Cause” shall mean a determination by the Employer’s Board of Directors, in the exercise of its reasonable judgment, that any of the following has occurred:

(i)	the willful and continued failure by the Employee to perform his duties and responsibilities with the Employer under the Agreement (other than any such failure resulting from incapacity due to physical or mental illness or disability) which is not cured within thirty (30) days of receiving written notice from the Employer specifying in reasonable detail the duties and responsibilities which the Employer believes are not being adequately performed;

(ii)	the willful engaging by the Employee in any act which is materially damaging to the Employer;

(iii)	the conviction of the Employee of, or a plea of “guilty” or “no contest” to, (A) any felony or (B) a criminal offense involving fraud, dishonesty or other moral turpitude;

(iv)	any material breach by the Employee of the terms of the Agreement or any other written agreement between the Employee and the Employer relating to proprietary information, confidentiality, non-competition or non-solicitation; or

(v)	the engaging by the Employee in any intentional act of dishonesty resulting or intended to result, directly or indirectly, in personal gain to the Employee at the Employer’s expense.

(2) “Change in Control” shall be deemed to have occurred when:

(i)	the Employer is merged or consolidated with another entity the result of which is that immediately following such transaction (A) the persons who were the shareholders of the Employer immediately prior to such transaction have less than a majority of the voting power of the Employer or the entity owing or controlling the Employer or (B) the individuals who comprised the Board of Directors of the Employer immediately prior to such transaction cease to be at least a majority of the members of the Board of Directors of the Employer or of the entity controlling the Employer, or

(ii)	a majority of the Employer’s assets are sold or otherwise transferred to another corporation not controlled by or under common control with the Employer or to a partnership, firm, entity or one or more individuals not so controlled, or

(iii)	a majority of the members of the Employer’s Board of Directors consists of persons who were not nominated for election as directors by or on behalf of the Employer’s Board of Directors or with the express concurrence of the Employer’s Board of Directors, or

(iv)	a single person, or a group of persons acting in concert, obtains voting control over a majority of the Employer’s outstanding voting shares; provided, however, that a Change in Control shall not have occurred as of result of any transaction in which Carl J. Johnson, and/or his affiliates, including the II-VI Incorporated Foundation, directly or indirectly, acquire more than a majority of the assets or stock of the Employer or of the entity controlling the Employer.

(3) “Good Reason” means, without the Employee’s express written consent:

(i)	a material reduction of Employee’s employment responsibilities;

(ii)	a material reduction by the Employer of the Employee’s eligibility for Total Target Compensation as in effect immediately prior to such reduction. “Total Target Compensation” shall mean the Employee’s Annual Base Salary plus the cash and stock compensation the Employee is eligible to receive at 100% performance, whether sales incentive, bonus or otherwise;

(iii)	a material increase in the amount of Employee’s business travel which produces a constructive relocation of Employee;

(iv)	a material reduction by the Employer in the kind or level of employee benefits to which the Employee is entitled immediately prior to such reduction with the result that the Employee’s overall benefits package is significantly reduced; or

(v)	the relocation of the Employee to a facility or a location more than fifty (50) miles from Saxonburg, Pennsylvania.

In order for the Employee to terminate for Good Reason, (A) the Employer must be notified by the Employee in writing within ninety (90) days of the event constituting Good Reason, (B) the event must remain uncorrected by the Employer for thirty (30) days following such notice (the “Notice Period”), and (C) such termination must occur within sixty (60) days after the expiration of the Notice Period.

11. Employee agrees, upon the termination of his employment with Employer for any reason whatsoever, to return to an officer of Employer all equipment, records, copies of records, papers and other work product pertaining to any work performed by Employee while employed by the Employer and in the event Employee shall fail to comply with the provisions of this paragraph, or in the event Employee shall violate this Agreement, Employee shall forfeit all claims to unpaid compensation without affecting the right of Employer to compel the return of said records and papers.

12. In the event that, and if for any reason, any portion of this Agreement shall be held to be invalid or unenforceable, it is agreed that the remaining covenants and restrictions or portions thereof shall remain in full force and effect, and that if the validity or unenforceability is due to the unreasonableness of the time or geographical area covered by said covenants and restrictions, said covenants and restrictions of this Agreement shall nevertheless be effective for such period of time and for such area as may be determined to be reasonable by a Court of appropriate and competent jurisdiction.

13. Both parties agree not to make any disparaging statements that reflect negatively on the reputation or good name of the other.

14. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of the Employee by the Employer and contains all of the covenants and agreements between the parties with respect to such employment in any manner whatsoever. No alterations, amendments, changes or additions to this Agreement will be binding upon either Employer or Employee unless in writing and signed by both parties. No waiver of any right arising under this Agreement made by either party will be valid unless set forth in writing signed by both parties. Notwithstanding the foregoing or any provision of this Agreement to the contrary, the Employer and the Employee agree to modify, amend or terminate any or all of the provisions of this Agreement or take any other action, to the extent necessary or advisable to conform the provisions of this Agreement or the benefits provided thereunder with Section 409A of the Code, the regulations issued thereunder or an exception thereto.

15. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

16. This Agreement is binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns. Employee agrees that the obligations of Sections 4, 5, 6, 7, 8, 9, 11, 12 and 13 of this Agreement will survive the termination of this Agreement.

17. Employer may assign its rights under this Agreement to an affiliate, subsidiary, or parent of Employer or to any corporation acquiring all or substantially all of the assets of Employer or to any other corporation into which Employer may be liquidated, merged, or consolidated. The terms of this Agreement will survive such assignment. In the event of an assignment by Employer of this Agreement, the assignee or successor party shall have the same rights and obligations under this Agreement as Employer.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have set their hands and seals the day and year first above written.

ATTEST:	II-VI INCORPORATED

/s/ Craig A. Creaturo	By:	/s/ Francis J. Kramer
Craig Creaturo, Treasurer		Francis J. Kramer, President

WITNESS:

/s/ Michelle L. Freehling	/s/ Vincent D. Mattera, Jr.
Michelle L. Freehling	Vincent D. Mattera, Jr.